EXHIBIT 99.15

Form 51-102F3
Material Change Report

Item 1	Name and Address of Company Pretium Resources Inc. #1600 – 570 Granville Street Vancouver, BC V6C 3P1
Item 2	Date of Material Change October 17, 2011
Item 3	News Release The news release dated October 17, 2011 was disseminated through Marketwire’s Canadian and U.S. timely Disclosure, plus United Kingdom, on October 17, 2011 and was filed on SEDAR.
Item 4	Summary of Material Change The Company provided an update on the progress of activities at its high-grade gold Brucejack Project in northern British Columbia.
Item 5	Full Description of Material Change
5.1 Full Description of Material Change See attached news release dated October 17, 2011.
5.2 Disclosure for Restructuring Transactions Not applicable.
Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102 Not applicable.
Item 7	Omitted Information Not applicable.
Item 8	Executive Officer Joseph Ovsenek Development Officer & Vice President Phone: 604-558-1784
Item 9	Date of Report Dated at Vancouver, BC, this 17th day of October, 2011